 Filed Pursuant to Rule 253(g)(2)
File No. 024-11118

RED OAK CAPITAL FUND IV, LLC

SUPPLEMENT NO. 1 DATED MARCH 25, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund IV, LLC (“we,” “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on January 30, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to add a risk factor to the Offering Circular related to the recent outbreak of the COVID-19 virus.

Risk Factor

Prospective investors should consider the following risk, in addition to the risks included in the “Risk Factors” section of the Offering Circular, before making a decision to purchase the Bonds.

The continuing spread of a new strain of coronavirus (also known as the COVID-19 virus) may adversely affect our investments and operations.

The World Health Organization has declared the spread of the COVID-19 virus a global pandemic, and the President of the United States has declared a national state of emergency in the United States in response to the outbreak. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. However, measures taken to limit the impact of this coronavirus, including social distancing and other restrictions on travel, congregation and business operation have already resulted in significant negative short term economic impacts. The long-term impact of this coronavirus on the U.S. and world economies remains uncertain, but can result in long term infrastructure and supply chain disruption, as well as dislocation and uncertainty in the financial markets that could significantly and negatively impact the global, national and regional economies, the length and breadth of which cannot currently be predicted.

Our investments include commercial mortgage loans secured by hospitality properties which depend, in part, on tourism.  If tourism were to continue to decline, it could have a significant effect on these properties. Tourism could continue to decline as a result of a variety of factors related to the COVID-19 virus, including restrictions on travel by corporations or governmental entities.  In addition, hospitality properties that depend on revenue from conferences or business travel will likely be particularly affected.

Our investments also include commercial mortgage loans secured by retail properties.  In the event of a large-scale quarantine in the United States or specific areas within the United States as a result of the COVID-19 virus, individual stores and shopping malls may be closed for an extended period of time or consumers may move to more on-line shopping.

To the extent the COVID-19 virus results in a world-wide economic downturn, there may be widespread corporate downsizing and an increase in unemployment.  This could negatively impact our commercial mortgage loans secured by office, multifamily and industrial properties, and our ability to make distributions to stockholders.